Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

FREQUENTLY ASKED QUESTIONS

for Associates of IBERIABANK

Pending certain regulatory approvals, IBERIABANK and First Horizon will unite under the First Horizon name. The following document is designed to help answer questions that may arise from clients and associates. This document is for internal use only.

Introduction

1.	What news did IBERIABANK and First Horizon announce?

As announced on November 4, 2019, IBERIABANK and First Horizon entered into a definitive agreement under which the companies will combine to create a leading regional financial services company. The merger is expected to close in the second quarter of 2020, subject to satisfaction of customary closing conditions. Until the closing of the transaction, each bank will continue to operate as separate, independent companies. Additional information is available in the press release and supplemental materials that are available on both bank’s websites (www.IBERIABANK.com; www.First Horizon.com).

2.	Is IBERIABANK being acquired?

No, this transaction is a merger of equals.

3.	What is a Merger of Equals?

A merger of equals, or MOE, is when two companies of similar size come together to form a single new company.

4.	What are some of the most important aspects of the deal I should know about?

The combined company will:

•	Operate under the First Horizon name

•	Be headquartered in Memphis, Tennessee

•	Maintain a significant operating presence in all of the markets in which both companies operate today

•	Daryl Byrd will serve as Executive Chairman of the Board of Directors and Bryan Jordan, will serve as CEO of the combined organization.

•	The executive team is comprised of four legacy IBERIABANK executives and four legacy First Horizon executives.

•	The Board of Directors will consist of nine directors from First Horizon and eight directors from IBERIABANK.

•	The companies have complementary footprints with little branch overlap.

•	The combined organization will have approximately $75 billion in assets, $57 billion in deposits and $55 billion across 11 states.

5.	Who is First Horizon?

Headquartered in Memphis, Tennessee, First Horizon (formerly named First Tennessee) is $40 billion in assets with about 5,500 employees and 300 branches. First Horizon has also been around for more than a century and shares our community-minded, relationship-oriented and customer-focused values.

6.	Why are we combining with First Horizon?

Change is always hard, but necessary to remain competitive. This merger provides the economies of scale and earnings power needed to continue to grow, evolve and invest in technology and innovation to serve our clients well in this disruptive environment.    The combination of the two companies brings compelling capabilities to our combined clients while driving meaningful synergies and enhancing shareholder value. As a bigger company, we will work hard to create career opportunities for employees of both organizations.

7.	Why use First Horizon’s name?

Both banks have strong brand and name recognition and solid reputations throughout the South. Selecting First Horizon was a thoughtful and collaborative process and both companies agreed that First Horizon was strategically the right fit for the blended brand and similar cultures. Acadiana has $2.6 billion in deposits which compares to First Horizon’s client base of $11 billion in deposits in Memphis. Separately, from a cost/economic standpoint, First Horizon just went through a massive transformation converting all First Tennessee to First Horizon.

8.	Who will lead the combined company?

After the closing of the transaction, First Horizon will be led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both companies. Bryan Jordan will serve as CEO. Daryl Byrd will serve as Executive Chairman of the Board of Directors.

Leadership members from First Horizon are:

•	BJ Losch, Chief Financial Officer

•	David Popwell, President, Specialty Banking

•	Tammy LoCascio, Chief Human Resources Officer

•	Susan Springfield, Chief Credit Officer

Members of leadership from IBERIABANK are:

•	Anthony Restel, Chief Operating Officer

•	Michael Brown, President, Regional Banking

•	Terry Akins, Chief Risk Officer

•	Beth Ardoin, Chief Communications Officer

9.	How do the cultures of the two companies compare?

We are excited to bring together two companies with similar goals and values. Both companies share a deep commitment to their clients and communities. Together, First Horizon and IBERIABANK are committed to preserving the strong cultures of both companies to attract and retain top talent, deliver superior client service, and take care of the communities we serve.

10.	Will we remain market-centric?

Yes, First Horizon operates a similar market-centric model with local leaders positioned to make relationship-oriented client decisions and understand market dynamics.

11.	What operating systems will we use?

This decision has not been made, but Anthony Restel and Bart Brag will lead that effort along with the First Horizon team.

12.	How does this impact my job?

For the time being, there is no impact to your current job at IBERIABANK. Over the coming months, organizational structures, teams and positions will be finalized. While there are many details to be worked out, our goal is to have as little disruption as possible and to keep as much talent as we can. Communication is a top priority to keep you informed throughout the process.

13.	Will any positions be eliminated?

All branch personnel (in good standing) and relationship managers (in good standing) have jobs. Outside of those jobs, there will be some consolidation. All other positions will be evaluated as quickly as possible and it is important to remember that we will be a large organization with lots of opportunities. The priority is to have a balanced team with associates from both companies.

We understand the concern this causes and we are committed to handling this process professionally with respect for every individual.

14.	Will all operations be consolidated into Memphis?

No, while we will be looking for synergies to run an efficient organization, both companies have teams in various locations. The goal is to build the best company possible with talent from both organizations.

15.	Will any branches close?

Because of the close proximity of some branches, some IBERIABANK branches and some First Horizon branches will be closed or consolidated. Associates and clients will be notified well in advance, and we will work closely with branch staff members to place impacted associates. We will find a position for every branch associate (in good standing).

16.	If my position is eliminated, will I receive a severance package?

Yes, if you are severed as part of the transaction (and not because of performance issues), severance will be paid upon separation from the company depending on your specific role. Details regarding severance plans will be shared at upcoming group meetings and during one-on-one meetings.

17.	Will my role and responsibilities change?

Today’s announcement will have no impact on your current day-to-day responsibilities at IBERIABANK. After the closing of the transaction, many positions will remain the same or be very similar in nature. If any changes are made, you will be notified in advance. We recognize that change can stressful, but we ask that everyone keep an open mind and a positive attitude.

18.	Will our benefit plans change?

The human resources team will hold meetings with associates in the coming months to discuss specific details about health insurance, 401(k) plans, vacation time and the many additional benefits that will be offered in the future.

19.	Will I report to the same manager or department?

Today’s announcement will have no impact on your current reporting structure at IBERIABANK. Until the transaction closes, IBERIABANK and First Horizon will continue to operate as separate, independent companies. We are assembling an integration planning team with members from both companies who will be focused on bringing together talent from each organization. As staffing plans are created, associates will be notified of any changes in reporting structure.

20.	What are the plans to integrate the two companies?

We are assembling an integration planning team with members from both companies who will be focused on bring together the best of each organization.

21.	How will we stay informed during this transition?

You will be invited to meetings, receive materials, hear from your supervisor, and periodically receive a copy of our integration newsletter designed specifically to keep both teams well informed. We also invite you to ask questions at any time.

22.	If my clients ask me a question about the merger, how should I respond?

Questions from clients can be an opportunity to explain that by joining forces with First Horizon we will have the opportunity to expand resources for clients. Please notify clients that we will also provide comprehensive communication over the coming months. Our commitment to taking care of our clients remains our number one priority.

For additional details about the transaction, please direct clients to the news release and refer to the information below. If he or she requests additional information, please refer the client to a manager. Unless otherwise notified, service will continue as usual.

We will provide clients with a tremendous amount of information in the months to come. During this time, there is no impact to clients.

23.	What is the status of the merger?

The merger is expected to close in the second quarter of 2020, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

24.	How will clients be impacted?

Until the close of the transaction and systems are converted, clients will see no changes in their banking services and should continue to use their checks, make loan payments, conduct online banking and take advantage of other familiar services as before.

After systems are converted, clients will have full access to the combined banks’ products, services and delivery channels. Throughout the integration, clients will receive detailed communications and bankers will also be well informed to help make the transition as smooth as possible. Specific details regarding the legal closing and systems conversion will be communicated well in advance. Our goal is to keep 100% of our clients!

25.	How will clients be informed about any branch closings?

Notices will be sent to clients 90 days before a branch closes. In addition, signage will be clearly posted at each location that is impacted with address information for the nearest location.

26.	Will this transaction impact our community initiatives?

Both companies’ longstanding commitments to serve their communities will remain central to the combined organization’s future. Collectively, the two companies have committed $10 billion to five-year community benefit plans to increase access to financial resources and support for low- and moderate-income communities in the South. The combined bank will continue its investments in these and other important initiatives in the communities in which it operates.

27.	If a media representative calls or visits my branch with questions about the merger, what do I do?

Please send all media or other outside parties inquiries to Beth Ardoin, SEVP, Director of Communications for IBERIABANK at bardoin@iberiabank.com, (337) 521-4701 or cell (337) 278-6868.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to IBKC’s and First Horizon’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of IBKC and First Horizon, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in IBKC’s and First Horizon’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBKC and First Horizon; the outcome of any legal proceedings that may be instituted against IBKC or First Horizon; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBKC and First Horizon do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; IBKC and First Horizon success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of IBKC and First Horizon.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of IBKC’s website, http://www.iberiabank.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC, and in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of IBKC and First Horizon which will be sent to the shareholders of IBKC and First Horizon seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF IBKC AND FIRST HORIZON ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IBKC, FIRST HORIZON AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about IBKC and First Horizon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jefferson G. Parker, IBKC, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314, or Clyde A. Billings Jr., First Horizon, 165 Madison, Memphis, TN 38103, telephone (901) 523-5679.

Participants in the Solicitation

IBKC, First Horizon and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding IBKC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.